SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
March 4, 2014
BP's response to Fifth Circuit decision of March 3, 2014

BP disagrees with the decision by the U.S. Court of Appeals for the Fifth Circuit denying the company's request for a permanent injunction preventing certain payments under the Economic and Property Damages Settlement (the "settlement") it reached in 2012. BP had asked the Court to prevent payments to business economic loss (BEL) claimants whose alleged injuries are not traceable to the Deepwater Horizon accident and oil spill. BP believes that such BEL claimants are not proper class members under the terms of the settlementand is considering its appellate options.

The Judges on the panel split three ways, with two Judges voting to affirm the District Court and deny permanent injunctive relief but without agreeing in all respects on a rationale. By denying the relief BP requested, however, BP believes that today's decision will improperly allow for the payment of losses with no connection to the spill. BP further believes that unless this problem is fully corrected, the settlement cannot be upheld under the law. BP has accordingly already sought en banc rehearing of the January 2014 decision by a separate panel of the Fifth Circuit upholding the validity of the settlement. The full Court has not yet reached a decision on BP's en banc rehearing petition.

BP has already secured a favourable ruling in the courts regarding the matching of revenues and expenses in calculating BEL claims. In December 2013, after ten months of litigation, including two appeals to the Fifth Circuit, the District Court reversed its prior rulings and held that the Court Supervised Settlement Program (CSSP) must ensure that claimants' reported revenues and expenses are correctly matched for the purposes of determining awards under the settlement.

Under the terms of today's decision, the injunction temporarily suspending issuance of final determination notices and payments of all BEL claims, including claims currently in the appeal process, will be vacated. The lifting of the injunction will not take place until the case is transferred back to the District Court, the timing of which may be affected by a potential filing by BP of a petition requesting en banc rehearing of the March 3 decision.

As of December 31, 2013, BP held no provision for BEL claims payable under the settlement because no reliable estimate could be made. A provision for BEL claims will be established when the uncertainties referred to in BP's fourth quarter and full year 2013 results announcement dated February 4, 2014 are resolved and a reliable estimate can be made of the liability.

Further enquiries:

BP press office, London +44 (0)207 496 4076, bppress@bp.com
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 March, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary